Exhibit 23

21 November 2002

Marconi plc

Restructuring update

London, November 21, 2002 — Following the announcement by Marconi on 29 August 2002 of the indicative terms of the proposed financial restructuring, the Company continues to make progress in documenting the transaction in conjunction with a co-ordinating committee of syndicate banks and an informal ad-hoc committee of bondholders.

The Company still expects to complete the restructuring in line with the terms announced in August, including the initial cash distribution of GBP260 million, of which GBP95 million has already been paid in the form of interest payments. There are, however, a number of detailed issues that are being addressed which have impacted the completion of the scheme documentation and listing particulars required to launch the restructuring.

The delay in finalising the documentation means that the Company no longer believes that the expected date for completion of the restructuring, 31 January 2003, is achievable. The Company is having constructive discussions with its creditor committees regarding a new target date for completion within the first quarter of 2003. The revised proposals will be considered by creditor constituencies over the next few days and the Company expects to make a further announcement in the near future. In the light of this delay, the Company has decided to postpone publication of its interim results, originally scheduled for 26 November 2002, until Thursday, 5 December 2002.

Marconi’s Board continues to believe that the proposed restructuring is in the best interests of Marconi, and its stakeholders as a whole. The Board expects that it will continue to receive the support of both the syndicate banks and the informal ad-hoc committee of bondholders.

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company’s core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company’s customer base includes many of the world’s largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form

20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright (c) 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Name: Joe Kelly/David Beck

Title: Public Relations

Phone: +44 (0) 207 306 1771

joe.kelly@marconi.com

Name: Heather Green

Title: Investor Relations

Phone: +44 (0) 207 306 1735

heather.green@marconi.com